UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): July 11, 2016

ACUCELA INC.
(Exact name of registrant as specified in its charter)

Washington (State or other jurisdiction of incorporation)	000-55133 (Commission File Number)	02-0592619 (IRS Employer Identification No.)

1301 Second Avenue, Suite 4200
Seattle, Washington 98101
(Address of principal executive offices, including zip code)

(206) 805-8300
(Registrant’s telephone number, including area code)
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On July 12, 2016, Acucela Inc. (the “Company”) issued a press release announcing that its board of directors (the “Board”) established a new meeting date and new record date for its 2016 annual meeting of shareholders (the “Annual Meeting”). The record date for the Annual Meeting was set for August 10, 2016 (Pacific Daylight Time and Japan Time) and the meeting date for the Annual Meeting was set for October 18, 2016 (Pacific Daylight Time). At the Annual Meeting, the Board will ask the Company’s shareholders to vote on the adoption of the merger agreement to effect the Company’s proposed redomicile transaction, as described in greater detail in the press release. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As previously disclosed, Mr. Roger Girard, the Company’s former Chief Strategy Officer, ceased to be an employee on July 10, 2016. On July 11, 2016, the Company entered into a Separation Agreement and Release (the “Agreement”) with Mr. Girard, which, subject to Mr. Girard’s non-revocation, will entitle him to receive certain rights and benefits as more fully described in “Item 11. Executive Compensation—Executive Employment Arrangements” of the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 11, 2016. A copy of the Agreement will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

Item 9.01	Financial Statements and Exhibits.
(d) Exhibits.
Exhibit Number	Description
99.1	Press Release dated July 13, 2016 (Japan Standard Time).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACUCELA INC.
Date: July 12, 2016

	By:	/s/ John E. Gebhart
John E. Gebhart
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated July 13, 2016 (Japan Standard Time).